AKBANK

Rule 12g3-2(b) File No. 82-34825

27.10.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Göksan	Arbil Öztozlu
Investor Relations Department Head	Investor Relations Manager

Enclosure;

30.09.2005 Financial Results (YTL)
30.09.2005 Financial Results (USD)
Earnings Presentation for 3Q05

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (30/09/2005)			PREVIOUS PERIOD (31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**198,883**	**566,399**	**765,282**	**154,367**	**119,885**	**274,252**
1.1	Cash	193,786	-	193,786	148,629	-	148,629
1.2	Foreign Currency	-	138,901	138,901	-	117,768	117,768
1.3	Balances with the Central Bank of Turkey	3,280	424,331	427,611	5,738	33	5,771
1.4	Other	1,817	3,167	4,984	-	2,084	2,084
II.	**Trading Securities (Net)**	**60,669**	**6,312,735**	**6,373,404**	**173,485**	**3,588,762**	**3,762,247**
2.1	Government Debt Securities	60,590	6,312,735	6,373,325	173,483	3,573,536	3,747,019
2.1.1	Government Bonds	53,523	6,312,735	6,366,258	147,819	3,573,536	3,721,355
2.1.2	Treasury Bills	7,067	-	7,067	25,664	-	25,664
2.1.3	Other Public Debt Securities	-		-	-		-
2.2	Share Certificates	79	-	79	2	-	2
2.3	Other Marketable Securities	-	-	-	-	15,226	15,226
III.	**Banks and Other Financial Institutions**	**1,907**	**1,646,575**	**1,648,482**	**17,039**	**1,273,629**	**1,290,668**
3.1	Due from Banks	1,907	1,646,575	1,648,482	17,039	1,273,629	1,290,668
3.1.1	Domestic Banks	1,052	6,595	7,647	3,039	-	3,039
3.1.2	Foreign Banks	855	1,639,980	1,640,835	14,000	1,273,629	1,287,629
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	-	**74,196**	**74,196**	-	**429,665**	**429,665**
4.1	Interbank Money Market Placements	-	74,196	74,196	-	429,665	429,665
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**11,703,332**	**2,934,492**	**14,637,824**	**6,298,603**	**4,855,057**	**11,153,660**
5.1	Share Certificates	50,752	114	50,866	17,425	72	17,497
5.2	Other Marketable Securities	11,652,580	2,934,378	14,586,958	6,281,178	4,854,985	11,136,163
VI.	**Loans**	**12,687,214**	**6,776,898**	**19,464,112**	**7,779,672**	**5,159,528**	**12,939,200**
6.1	Short-term	7,374,283	1,685,624	9,059,907	4,988,157	1,082,498	6,070,655
6.2	Medium and Long-term	5,312,931	5,091,274	10,404,205	2,791,515	4,077,030	6,868,545
6.3	Loans under Follow-up	305,340	28,439	333,779	171,227	32,892	204,119
6.4	Specific Provisions (-)	305,340	28,439	333,779	171,227	32,892	204,119
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**322,382**	-	**322,382**	**322,382**	-	**322,382**
8.1	Government Debt Securities	322,382	-	322,382	322,382	-	322,382
8.1.1	Government Bonds	322,382	-	322,382	322,382	-	322,382
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**13,167**	-	**13,167**	**87,988**	**99,448**	**187,436**
9.1	Financial Investments and Associates	13,167	-	13,167	87,988	99,448	187,436
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**209,763**	**250,428**	**460,191**	**111,772**	**93,481**	**205,253**
10.1	Financial Subsidiaries	209,763	250,428	460,191	111,772	93,481	205,253
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**716,216**	**1,311,966**	**2,028,182**	**699,986**	**1,225,572**	**1,925,558**
XIV.	**Miscellaneous Receivables**	**25,014**	**843**	**25,857**	**20,341**	**906**	**21,247**
XV.	**Accrued Interest and Income Receivable**	**1,777,048**	**273,237**	**2,050,285**	**1,160,419**	**514,064**	**1,674,483**
15.1	Loans	230,459	84,194	314,653	149,573	52,040	201,613
15.2	Marketable Securities	1,524,612	183,667	1,708,279	995,679	255,989	1,251,668
15.3	Other	21,977	5,376	27,353	15,167	206,035	221,202
XVI.	**Property and Equipment (Net)**	**633,464**	**6,054**	**639,518**	**653,163**	**7,154**	**660,317**
16.1	Book Value	1,121,252	7,249	1,128,501	1,089,202	8,680	1,097,882
16.2	Accumulated Depreciation (-)	487,788	1,195	488,983	436,039	1,526	437,565
XVII.	**Intangible Assets (Net)**	**19,522**	-	**19,522**	**24,830**	-	**24,830**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	52,280	-	52,280	50,866	-	50,866
17.3	Accumulated Amortisation (-)	32,758	-	32,758	26,036	-	26,036
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**106,427**	**6,832**	**113,259**	**33,479**	**8,735**	**42,214**
	TOTAL ASSETS	**28,475,008**	**20,160,655**	**48,635,663**	**17,537,526**	**17,375,886**	**34,913,412**

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (30/09/2005)			PREVIOUS PERIOD (31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**16,614,779**	**14,145,473**	**30,760,252**	**6,749,021**	**13,169,404**	**19,918,425**
1.1	Bank Deposits	553,972	1,405,131	1,959,103	54,571	938,996	993,567
1.2	Saving Deposits	9,832,253	-	9,832,253	5,336,319	-	5,336,319
1.3	Public Sector Deposits	33,395	-	33,395	8,802	-	8,802
1.4	Commercial Deposits	4,257,338	-	4,257,338	1,185,017	-	1,185,017
1.5	Other Institutions Deposits	1,937,821	-	1,937,821	164,312	-	164,312
1.6	Foreign Currency Deposits	-	12,740,342	12,740,342	-	12,230,408	12,230,408
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**2,805,852**	**249,018**	**3,054,870**	**2,102,358**	**170,956**	**2,273,314**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	20,000	-	20,000	20,787	-	20,787
2.3	Funds Provided Under Repurchase Agreements	2,785,852	249,018	3,034,870	2,081,571	170,956	2,252,527
III.	**Funds Borrowed**	**74,133**	**6,801,958**	**6,876,091**	**61,867**	**4,782,868**	**4,844,735**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	74,133	6,801,958	6,876,091	61,867	4,782,868	4,844,735
3.2.1	Domestic Banks and Institutions	74,133	26,058	100,191	61,867	21,510	83,377
3.2.2	Foreign Banks, Institutions, and Funds	-	6,775,900	6,775,900	-	4,761,358	4,761,358
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**688,404**	**24,311**	**712,715**	**666,665**	**30,286**	**696,951**
VII.	**Other Liabilities**	**176,697**	**77,492**	**254,189**	**131,018**	**106,585**	**237,603**
VIII.	**Taxes and Other Duties Payable**	**75,502**	**192**	**75,694**	**66,701**	**79**	**66,780**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	**1,877**	**1,877**	-	**5,496**	**5,496**
10.1	Gross Financial Lease Payables	-	1,912	1,912	-	5,971	5,971
10.2	Deferred Financial Lease Expenses (-)	-	35	35	-	475	475
XI.	**Accrued Interest and Expenses Payable**	**317,738**	**156,770**	**474,508**	**184,922**	**86,087**	**271,009**
11.1	Deposits	199,548	39,768	239,316	90,830	35,827	126,657
11.2	Borrowings	3,522	39,283	42,805	2,581	26,537	29,118
11.3	Repurchase Agreements	1,234	1,208	2,442	1,084	1,674	2,758
11.4	Other	113,434	76,511	189,945	90,427	22,049	112,476
XII.	**Provisions**	**414,384**	**3,760**	**418,144**	**318,954**	**2,358**	**321,312**
12.1	General Loan Loss Provision	111,028	-	111,028	76,592	-	76,592
12.2	Reserve for Employment Termination Benefits	15,185	-	15,185	13,765	-	13,765
12.3	Provision for Income Taxes	206,519	-	206,519	132,096	-	132,096
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	81,652	3,760	85,412	96,501	2,358	98,859
XIII.	**Subordinated Loans**	-	**4,215**	**4,215**	-	**4,778**	**4,778**
XIV.	**Deferred Tax Liabilities**	**21,262**	-	**21,262**	**46,018**	-	**46,018**
XV.	**Shareholders' Equity**	**5,979,881**	**1,965**	**5,981,846**	**6,226,792**	**199**	**6,226,991**
14.1	Paid-in Capital	1,800,005	-	1,800,005	1,500,000	-	1,500,000
14.2	Capital Reserves	2,585,247	1,965	2,587,212	2,631,527	199	2,631,726
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	181,750	1,965	183,715	74,320	199	74,519
14.2.4	Revaluation Fund	1,604	-	1,604	5,314	-	5,314
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	2,401,893	-	2,401,893	-	-	-
14.2.7	Adjustment to Share Capital	-	-	-	2,551,893	-	2,551,893
14.3	Profit Reserves	462,324	-	462,324	1,074,737	-	1,074,737
14.3.1	Legal Reserves	255,315	-	255,315	160,977	-	160,977
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	207,009	-	207,009	913,760	-	913,760
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,132,305	-	1,132,305	1,020,528	-	1,020,528
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	1,132,305	-	1,132,305	1,020,528	-	1,020,528
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**27,168,632**	**21,467,031**	**48,635,663**	**16,554,316**	**18,359,096**	**34,913,412**

AKBANK T.A.Ş.

INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2005 AND 30 JUNE 2004

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (01/01-30/09/2005)	PREVIOUS PERIOD (01/01-30/09/2004)	CURRENT PERIOD (01/07-30/09/2005)	PREVIOUS PERIOD (01/07-30/09/2004)
I.	**Interest Income**	**3,800,611**	**3,368,993**	**1,483,908**	**1,179,053**
1.1	Interest on Loans	1,967,814	1,348,567	747,504	523,120
1.1.1	Interest on TL Loans	1,751,652	1,184,143	661,952	464,950
1.1.1.1	Short-term Loans	1,112,359	750,505	415,450	301,275
1.1.1.2	Medium and Long-term Loans	639,293	433,638	246,502	163,675
1.1.2	Interest on Foreign Currency Loans	202,632	150,715	80,311	54,230
1.1.2.1	Short-term Loans	46,973	26,640	18,616	9,900
1.1.2.2	Medium and Long-term Loans	155,659	124,075	61,695	44,330
1.1.3	Interest on Loans Under Follow-up	13,530	13,709	5,241	3,940
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	59,219	51,865	25,332	17,568
1.3	Interest Received from Banks	22,446	14,147	9,619	7,092
1.3.1	The Central Bank of Turkey	859	16	400	4
1.3.2	Domestic Banks	2,054	4,555	1,494	2,904
1.3.3	Foreign Banks	19,533	9,576	7,725	4,184
1.3.4	Headquarters and Branches in Abroad	-	-	-	-
1.4	Interest Received from Money Market Transactions	2,777	38,834	465	5,319
1.5	Interest Received from Marketable Securities Portfolio	1,747,528	1,914,869	700,728	625,739
1.5.1	Trading Securities	284,143	590,025	156,175	256,311
1.5.2	Available-for-sale Securities	1,426,007	1,225,939	524,961	354,673
1.5.3	Held-to-maturity Securities	37,378	98,905	19,592	14,755
1.6	Other Interest Income	827	711	260	215
II.	**Interest Expense**	**1,840,331**	**1,404,066**	**808,276**	**466,308**
2.1	Interest on Deposits	1,422,397	1,225,260	648,321	401,741
2.1.1	Interbank Deposits	70,785	29,236	33,581	9,279
2.1.2	Saving Deposits	852,852	856,039	361,929	275,929
2.1.3	Public Sector Deposits	397	108	340	35
2.1.4	Commercial Deposits	224,552	38,625	130,309	15,247
2.1.5	Other Institutions Deposits	65,655	86,305	46,992	24,803
2.1.6	Foreign Currency Deposits	208,156	214,947	75,170	76,448
2.1.7	Gold Vault	-	-	-	-
2.2	Interest on Money Market Transactions	277,614	96,109	101,422	30,410
2.3	Interest on Funds Borrowed	138,948	81,496	57,699	33,850
2.3.1	The Central Bank of Turkey	-	-	-	-
2.3.2	Domestic Banks	9,135	7,268	3,172	4,246
2.3.3	Foreign Banks	128,495	64,843	54,527	27,057
2.3.4	Headquarters and Branches in Abroad	-	-	-	-
2.3.5	Other Financial Institutions	1,318	9,385	-	2,547
2.4	Interest on Securities Issued	-	-	-	-
2.5	Other Interest Expenses	1,372	1,201	834	307
III.	**Net Interest Income (I-II)**	**1,960,280**	**1,964,927**	**675,632**	**712,745**
IV.	**Net Fees and Commissions Income**	**460,830**	**297,435**	**156,549**	**103,209**
4.1	Fees and Commissions Received	622,436	471,399	215,425	170,190
4.1.1	Cash Loans	60,018	69,815	16,871	24,379
4.1.2	Non-cash Loans	25,106	18,931	10,203	7,029
4.1.3	Other	537,312	382,653	188,351	138,782
4.2	Fees and Commissions Paid	161,606	173,964	58,876	66,981
4.2.1	Cash Loans	16,385	27,541	9,493	15,163
4.2.2	Non-cash Loans	281	309	37	244
4.2.3	Other	144,940	146,114	49,346	51,574
V.	**Dividend Income**	**3,997**	**2,621**	-	**1,948**
5.1	Trading Securities	-	-	-	-
5.2	Available-for-sale Securities	3,997	2,621	-	1,948
VI.	**Net Trading Income / (Loss)**	**162,316**	**164,770**	**69,274**	**44,497**
6.1	Trading Gains or (Losses) on Securities (net)	127,299	264,636	59,388	39,385
6.1.1	Trading Gains on Securities	163,302	312,598	74,576	24,802
6.1.1.1	Trading Gains on Derivative Financial Instruments	17,636	23,841	1,851	6,341
6.1.1.2	Other Trading Gains on Securities	145,666	288,757	72,725	18,461
6.1.2	Trading Losses on Securities (-)	36,003	47,962	15,188	-14,583
6.1.2.1	Trading Losses on Derivative Financial Instruments	24,536	3,298	10,431	1,331
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	11,467	44,664	4,757	-15,914
6.2	Foreign Exchange Gains or (Losses) (net)	35,017	(99,866)	9,886	5,112
6.2.1	Foreign Exchange Gains	4,059,640	2,276,929	1,501,000	740,323
6.2.2	Foreign Exchange Losses (-)	4,024,623	2,376,795	1,491,114	735,211
VII.	**Other Operating Income**	**147,815**	**114,669**	**65,215**	**28,037**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**2,735,238**	**2,544,422**	**966,670**	**890,436**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**257,065**	**115,129**	**90,028**	**52,427**
X.	**Other Operating Expenses (-)**	**900,056**	**725,337**	**371,026**	**265,988**
XI.	**Net Operating Income (VIII-IX-X)**	**1,578,117**	**1,703,956**	**505,616**	**572,021**
XII.	**Income from Investments and Associates**	**46,347**	**31,307**	**0**	**374**
XIII.	**Income / (Loss) on Net Monetary Position**	-	**(422,708)**	-	**(62,897)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**1,624,464**	**1,312,555**	**505,616**	**509,498**
XV.	**Provision for Income Taxes (+/-)**	**492,159**	**392,073**	**150,818**	**143,383**
15.1	Current Tax Provision	516,915	390,383	170,679	130,267
15.2	Deferred Tax Provision	(24,756)	1,690	(19,861)	13,116
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**1,132,305**	**920,482**	**354,798**	**366,115**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-	-	-
17.1.1	Extraordinary Income	-	-	-	-
17.1.2	Extraordinary Expenses (-)	-	-	-	-
17.2	Provision for Taxes on Extraordinary Income (-)	-	-	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**1,132,305**	**920,482**	**354,798**	**366,115**
	Earnings / (Loss) per share in YTL full	0.00629	0.00511	0.00197	0.00203

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	ASSETS	(30/09/2005)			(31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**145**	**413**	**559**	**113**	**88**	**201**
1.1	Cash	141	-	141	109	-	109
1.2	Foreign Currency	-	101	101	-	86	86
1.3	Central Bank of Turkey	2	310	312	4	-	4
1.4	Other	1	2	4	-	2	2
II.	**Trading Securities (Net)**	**44**	**4,608**	**4,652**	**127**	**2,620**	**2,747**
2.1	Government Debt Securities	44	4,608	4,652	127	2,609	2,736
2.1.1	Government Bonds	39	4,608	4,647	108	2,609	2,717
2.1.2	Treasury Bills	5	-	5	19	-	19
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	0	-	0	-	-	-
2.3	Other Marketable Securities	-	-	-	-	11	11
III.	**Banks and Other Financial Institutions**	**1**	**1,202**	**1,203**	**12**	**930**	**942**
3.1	Banks	1	1,202	1,203	12	930	942
3.1.1	Domestic Banks	1	5	6	2	-	2
3.1.2	Foreign Banks	1	1,197	1,198	10	930	940
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	-	**54**	**54**	-	**314**	**314**
4.1	Interbank Money Market	-	54	54	-	314	314
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**8,543**	**2,142**	**10,685**	**4,599**	**3,545**	**8,144**
5.1	Share Certificates	37	0	37	13	-	13
5.2	Other Marketable Securities	8,506	2,142	10,647	4,586	3,545	8,131
VI.	**Loans**	**9,261**	**4,947**	**14,207**	**5,680**	**3,767**	**9,447**
6.1	Short-term	5,383	1,230	6,613	3,642	790	4,432
6.2	Medium and Long-term	3,878	3,716	7,594	2,038	2,977	5,015
6.3	Loans under follow-up	223	21	244	125	24	149
6.4	Allowances (-)	223	21	244	125	24	149
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**235**	-	**235**	**235**	-	**235**
8.1	Government Debt Securities	235	-	235	235	-	235
8.1.1	Government Bonds	235	-	235	235	-	235
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**10**	-	**10**	**64**	**73**	**137**
9.1	Financial Investments and Associates	10	-	10	64	73	137
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (net)**	**153**	**183**	**336**	**82**	**68**	**150**
10.1	Financial Subsidiaries	153	183	336	82	68	150
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**523**	**958**	**1,480**	**511**	**895**	**1,406**
XIV.	**Miscellaneous Receivables**	**18**	**1**	**19**	**15**	**1**	**16**
XV.	**Accrued Interest and Income Receivable**	**1,297**	**199**	**1,497**	**847**	**375**	**1,222**
15.1	Loans	168	61	230	109	38	147
15.2	Marketable Securities	1,113	134	1,247	727	187	914
15.3	Other	16	4	20	11	150	161
XVI.	**Property and Equipment**	**462**	**4**	**467**	**477**	**5**	**482**
16.1	Book Value	818	5	824	795	6	801
16.2	Accumulated Depreciation (-)	356	1	357	318	1	319
XVII.	**Intangibles (Net)**	**14**	-	**14**	**18**	-	**18**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	38	-	38	37	-	37
17.3	Accumulated Amortisation (-)	24	-	24	19	-	19
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**78**	**5**	**83**	**24**	**5**	**29**
	TOTAL ASSETS	20,785	14,716	35,500	12,804	12,686	25,490

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	LIABILITIES and SHAREHOLDERS' EQUITY	(30/09/2005)			(31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	12,128	10,325	22,453	4,927	9,615	14,542
1.1	Interbank Deposits	404	1,026	1,430	40	686	726
1.2	Saving Deposits	7,177	-	7,177	3,896	-	3,896
1.3	Public Sector Deposits	24	-	24	6	-	6
1.4	Commercial Deposits	3,108	-	3,108	865	-	865
1.5	Other Institutions Deposits	1,414	-	1,414	120	-	120
1.6	Foreign Currency Deposits	-	9,300	9,300	-	8,929	8,929
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	2,048	182	2,230	1,535	125	1,660
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	15	-	15	15	-	15
2.3	Funds Deposited Under Repurchase Agreements	2,033	182	2,215	1,520	125	1,645
III.	**Funds Borrowed**	54	4,965	5,019	45	3,492	3,537
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	54	4,965	5,019	45	3,492	3,537
3.2.1	Domestic Banks and Institutions	54	19	73	45	16	61
3.2.2	Foreign Banks, Institutions, and Funds	-	4,946	4,946	-	3,476	3,476
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	502	18	520	487	23	510
VII.	**Other Liabilities**	129	57	186	95	78	173
VIII.	**Taxes and Other Duties Payable**	55	0	55	49	-	49
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	-	1	1	-	4	4
10.1	Leasing Payables	-	1	1	-	4	4
10.2	Deferred Leasing Expenses (-)	-	0	0	-	-	-
XI.	**Accrued Interest and Expenses Payable**	232	114	346	135	62	197
11.1	Deposits	146	29	175	66	26	92
11.2	Borrowings	3	29	31	2	19	21
11.3	Repurchase Agreements	1	1	2	1	1	2
11.4	Other	83	56	139	66	16	82
XII.	**Provisions**	302	3	305	232	2	234
12.1	General Loan Loss Provision	81	-	81	56	-	56
12.2	Reserve for Employment Termination Benefits	11	-	11	10	-	10
12.3	Provision for Income Taxes	151	-	151	96	-	96
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	60	3	62	70	2	72
XIII.	**Subordinated Loans**	-	3	3	-	3	3
XIV.	**Deferred Tax Liabilities**	16	-	16	34	-	34
XV.	**Shareholders' Equity**	4,365	1	4,366	4,547	-	4,547
14.1	Paid-in Capital	1,314	-	1,314	1,095	-	1,095
14.2	Capital Reserves	1,887	1	1,888	1,922	-	1,922
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	133	1	134	54	-	54
14.2.4	Revaluation Fund	1	-	1	4	-	4
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Adjustment to Share Capital	1,753	-	1,753	1,864	-	1,864
14.3	Profit Reserves	337	-	337	785	-	785
14.3.1	Legal Reserves	186	-	186	118	-	118
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	151	-	151	667	-	667
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	827	-	827	745	-	745
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	827	-	827	745	-	745
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,831	15,669	35,500	12,086	13,404	25,490

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2005 AND 30 SEPTEMBER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	INCOME and EXPENSES	CURRENT PERIOD (01/01-30/09/2005)	PREVIOUS PERIOD (01/01-30/09/2004)	CURRENT PERIOD (01/07-30/09/2005)	PREVIOUS PERIOD (01/07-30/09/2004)
I.	**Interest Income**	**2,774**	**2,140**	**1,083**	**749**
1.1	Interest on Loans	1,436	856	546	332
1.1.1	Interest on TL Loans	1,279	752	483	295
1.1.1.1	Short-term Loans	812	477	303	191
1.1.1.2	Medium and Long-term Loans	467	275	180	104
1.1.2	Interest on Foreign Currency Loans	148	96	59	34
1.1.2.1	Short-term Loans	34	17	14	6
1.1.2.2	Medium and Long-term Loans	114	79	45	28
1.1.3	Interest on Loans Under Follow-up	10	9	4	3
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	43	33	18	11
1.3	Interest Received from Banks	16	9	7	5
1.3.1	The Central Bank of Turkey	1	0	0	0
1.3.2	Domestic Banks	1	3	1	2
1.3.3	Foreign Banks	14	6	6	3
1.3.4	Headquarters and Branches in Abroad	-	-	-	-
1.4	Interest Received from Interbank Transactions	2	25	0	3
1.5	Interest Received from Marketable Securities Portfolio	1,276	1,216	511	397
1.5.1	Trading Securities	207	375	114	163
1.5.2	Available-for-sale Securities	1,041	779	383	225
1.5.3	Held-to-maturity Securities	27	63	14	9
1.6	Other Interest Income	1	0	0	0
II.	**Interest Expense**	**1,343**	**892**	**590**	**296**
2.1	Interest on Deposits	1,038	778	473	255
2.1.1	Interbank Deposits	52	19	25	6
2.1.2	Savings Deposits	623	544	264	175
2.1.3	Public Sector Deposits	0	0	0	0
2.1.4	Commercial Deposits	164	25	95	10
2.1.5	Other Institutions Deposits	48	55	34	16
2.1.6	Forign Currency Deposits	152	137	55	49
2.1.7	Gold Vault	-	-	-	-
2.2	Interest on Interbank Transactions	203	61	74	19
2.3	Interest on Funds Borrowed	101	52	42	21
2.3.1	The Central Bank of Turkey	-	-	-	-
2.3.2	Domestic Banks	7	5	2	3
2.3.3	Foreign Banks	94	41	40	17
2.3.4	Headquarters and Branches in Abroad	-	-	-	-
2.3.4	Other Financial Institutions	1	6	-	2
2.4	Interest on Bonds Issued	-	-	-	-
2.5	Other Interest Expenses	1	1	1	0
III.	**Net Interest Income (I-II)**	**1,431**	**1,248**	**493**	**453**
IV.	**Net Fees and Commissions Income**	**336**	**189**	**114**	**66**
4.1	Fees and Commissions Received	454	299	157	108
4.1.1	Cash Loans	44	44	12	15
4.1.2	Non-cash Loans	18	12	7	4
4.1.3	Other	392	243	137	88
4.2	Fees and Commissions Paid	118	110	43	43
4.2.1	Cash Loans	12	17	7	10
4.2.2	Non-cash Loans	0	0	0	0
4.2.3	Other	106	93	36	33
V.	**Dividend Income**	**3**	**2**	**-**	**1**
5.1	Trading Securities	-	-	-	-
5.2	Available-for-sale Securities	3	2	-	1
VI.	**Net Trading Income / (Loss)**	**118**	**105**	**51**	**28)**
6.1	Trading Gains or (Losses) on Securities (net)	93	168	43	25
6.1.1	Trading Gains on Securities	119	199	54	16
6.1.1.1	Trading Gains on Derivative Financial Instruments	13	15	1	4
6.1.1.2	Other Trading Gains on Securities	106	183	53	12
6.1.2	Trading Losses on Securities (-)	26	30	11	-9
6.1.2.1	Trading Losses on Derivative Financial Instruments	18	2	8	1
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	8	28	3	-10
6.2	Foreign Exchange Gains or (Losses) (net)	26	(63)	7	3)
6.2.1	Foreign Exchange Gains	2,963	1,446	1,096	470
6.2.2	Foreign Exchange Losses (-)	2,938	1,509	1,088	467
VII.	**Other Operating Income**	**108**	**73**	**48**	**18**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**1,997**	**1,616**	**706**	**566**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**188**	**73**	**66**	**33**
X.	**Other Operating Expenses (-)**	**657**	**461**	**271**	**169**
XI.	**Net Operating Income (VIII-IX-X)**	**1,152**	**1,082**	**369**	**363**
XII.	**Income from Investments and Associates**	**34**	**20**	**0**	**0)**
XIII.	**Income / (Loss) on Net Monetary Position**	**-**	**(268)**	**-**	**(40)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**1,186**	**834**	**369**	**324**
XV.	**Provision for Income Taxes (+/-)**	**359**	**249**	**110**	**91**
15.1	Current Tax Provision	377	248	125	90
15.2	Deferred Tax Provision	(18)	1	(14)	1)
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**827**	**585**	**259**	**233**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-	-	-
17.1.1	Extraordinary Income	-	-	-	-
17.1.2	Extraordinary Expenses (-)	-	-	-	-
17.2	Provision for Taxation on Extraordinary Income (-)	-	-	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**827**	**585**	**259**	**233**

File No : 82 - 34825

3Q05 BRSA Bank Only Financial Results

27 October 2005

AKBANK

Highlights

- Total assets increased 39% y-t-d, reaching TRY 48.6bn (USD 35.5bn)
- Continued growth in loan portfolio of 50% y-t-d and 63% growth in TL loans

  90% growth in SME loans and 88% growth in consumer loans realized y-t-d
- Aggressive growth in customer deposits, up 52% y-t-d, generated from 140% growth in TL customer deposits, mainly commercial in nature
- Net commission income growth 55% y-o-y, driven by the strong growth in credit card and consumer loan related revenues
- 23% growth in net profit, reaching TRY 1,132mn (USD 827mn)

Highlights

Total Assets (TRY billion)



39% y-t-d
28%
9%
34.9
44.7
48.6
YE04
1H05
3Q05

Loans (TRY billion)



50% y-t-d
32%
14%
12.9
17.1
19.5
YE04
1H05
3Q05

Deposits (TRY billion)



54% y-t-d
36%
14%
19.9
27.0
30.8
YE04
1H05
3Q05

Net Profit (TRY million)



23%
920
1,132
3Q04*
3Q05

* At YE04 prices

AKBANK

We have attained strong market share growth both in loans and deposits



Loans Market Shares (%)
12.7
14.3
13.5
12.2
2004
3Q05
Total Loans
TL Loans



Deposits Market Shares (%)
13.4
10.1
11.9
6.2
2004
3Q05
Total Deposits
TL Deposits

- By expanding in mortgage loans, we are investing into the future
- However, this expansion has reduced our average yields

- We are targeting to benefit from tax harmonization and liberalization of state deposits in 2006
- Therefore, our cost of deposits have only reduced marginally

Spreads

Yields & Spreads of Major TL Assets

	YE04	1Q05	1H05	3Q05
Interest Yield on Loans	35%	33%	30%	28%
Cost of Funding	17%	16%	15%	16%
Spread on Loans	**18%**	**17%**	**15%**	**12%**
Interest Yield on Securities	25%	22%	20%	19%
Cost of Funding	17%	16%	15%	16%
Spread on Securities	**8%**	**6%**	**5%**	**3%**

This shift renders 9% better spread

Yields & Spreads of Major FX Assets

	YE04	1Q05	1H05	3Q05
Interest Yield on Loans	6%	6%	6%	6%
Cost of Funding	3%	3%	3%	3%
Spread on Loans	**3%**	**3%**	**3%**	**3%**
Interest Yield on Securities	6%	6%	6%	6%
Cost of Funding	3%	3%	3%	3%
Spread on Securities	**3%**	**3%**	**3%**	**3%**

Profitability

Profitability performance (TRY mn.)	3Q05	3Q04*	change
Net interest income	1, 960	1, 965	-
Net fee income	461	297	55%
Income before tax	1,624	1,313	24%
Net income	1,132	920	23%
ROAA (%)	3.6%	3.6%	
ROAE (%)	24.7%	20.8%	

* At YE04 prices

Ratios

Balance sheet performance	3Q05	YE04
Interest Earning Assets / Total Assets	91.6%	91.1%
Interest Bearing Liabilities / Total Liabilities	83.7%	77.4%
Gross Loans / Total Assets	40.7%	37.6%
Loans / Deposits*	63.2%	64.1%
Deposits / Total Assets	64.5%	58.7%
NPL Ratio	1.7%	1.6%
Capital Adequacy Ratio (Basel I)**	22.7%	36.2%

* Blocked demand deposits of POS merchants (TRY 587mn), which encompasses the character of a demand deposit, is booked as "Miscellaneous Payables" instead of deposits

**The sharp fall in the Capital Adequacy Ratio is effected from the share buy-back as well as increase in capital requirement on credit card limits to 100% and strong growth in loans

Composition of securities



Composition of securities (TRY bn.)
12.1
9.2
63%
37%
18%
82%
Fixed
Floating
TL
FX

- FX securities shifted to FRN's while TL securities shifted to fixed rate notes
- Eurobonds amount to only USD 280mn (TRY 383mn)
- 69% of securities are carried under available-for-sale securities, profits being booked under equity

Loans


Composition of Loans
up 50% y-t-d
TRY 12,9 bn.
USD 3.8bn.
TRY 7.8bn.
60%
TRY 19.5 bn.
USD 4.9bn.
TRY 12.7bn.
65%
YE04
3Q05


SME Loans
up 90% y-t-d
TRY 3.6bn.
TRY 6.7bn.
YE04
3Q05


Consumer Loans*
up 88% y-t-d
TRY 2.0bn.
TRY 3.8bn.
YE04
3Q05

* Excluding credit card loans

- TL loans surged 63% y-t-d, compared to 47% growth in the sector
- Despite the strong growth, NPL ratio has been low at 1.7% and fully provisioned

Consumer and SME lending is now ~65% of total loans


Breakdown of Loans
Growth (y-t-d)
29%
20%
12%
11%
9%
8%
50%
39%
26%
25%
26%
24%
16%
27%
28%
31%
35%
7%
8%
23%
30%
31%
31%
30%
3%
37%
90%
53%
2002
2003
2004
1Q05
1H05
3Q05
Consumer
SME
Corporate
Project Finance

AKBANK

Current segment based structure


Responsibility
Corporate Banking Unit
Commercial Banking Unit
Retail Banking Unit
Private Banking Unit
Center / Branch
Corporate Centers 6
Commercial Centers 43
Branches 584
Private Banking Centers 10
Customer Segment
Corporate
Commercial
Business
Personal
Private

Retail Banking - credit cards

Credit Card Loans[1]



13.6
14.4
13.4
1,869
2,150
2,146
2004
1H05
3Q05

Spreads & Commission income



29.7
30.1
199
301
3Q04*
3Q05
* At YE04 prices

Volume (TRY mn.) Market shares
Spreads

Credit Cards Issuing Volume[1]



13.2%
13.7%
13.5%
2,397
2,618
2,769
4Q04
2Q05
3Q05
Market shares are cumulative

- 15% growth in credit card loans y-t-d
- NPL ratio in credit cards is 8.4%. Growth in NPL amount decelerated, while slower loan growth increased the ratio
- New behavioral scoring system has allowed for better screening and evaluation

[1] Amex is included

Retail Banking - consumer loans


Consumer Loans[1] (TRY mn.)
88% y-t-d
2,010
349
1,050
611
3,125
989
1,326
809
3,778
1,488
1,330
959
2004
1H05
3Q05
General purpose
Auto loans
Mortgage


Spreads & Commission Income
16.1
9.3
19
34
3Q04
3Q05
Volume (TRY mn.)
Spreads

- Akbank's consumer loans' market share is 15.7%
- Market share in mortgage loans is 16.5%. We are benefiting from our dealer relationships & online approval systems
- Market share in car loans is 24.2%
- NPL ratio in consumer loans continues to be 0.9%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - small business



Small Business Loans[1] (TRY mn.)
74% y-t-d
2,095
2,993
3,643
2004
1H05
3Q05
Only 4% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.1x
- NPL ratio is 2.0%



Spreads of Small Business Loans
23.5
17.6
3Q04
3Q05

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking



Commercial Loans[1]
130% y-t-d
750
1,371
1,724
157% y-t-d
401
701
1,028
2004 1H05 3Q05
TL cash loans
(TRY mn.)
2004 1H05 3Q05
FX cash loans
(USD mn.)

- 43 commercial banking centers
- Cross sell ratio is 3.9x
- NPL ratio is 0.6%

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products



Spreads of Commercial Loans
13.0
6.4
3Q04
3Q05

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

Corporate Banking

- Lending to new privatizations will provide strong growth in corporate loans
- Loans to blue-chip companies like Ford, Unilever, Carrefour reached USD 3.4 billion registering a 37% increase y-t-d
- Project finance loans stand at USD 1.1 billion
- Special and structured financial solutions for corporate needs like cash management products regulating the collection and payment cycle of companies
- Excellent cross-sell opportunities (3.8x)
- NPL ratio is 0.3%

Asset management



Mutual Funds (TRY mn.)
15%
14%
14%
3,707
3,933
3,979
2004
1H05
3Q05
Volume
Market share (%)

- Currently #2 in mutual funds
- The underlying factors behind this;
  - Superior channel management
  - Superior asset management performance
  - Effective marketing and communication

- Wide range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.7x



Private Banking Assets (USD mn.)
3,795
4,266
4,683
2004
1H05
3Q05

Breakdown of customer assets


TRY 39 bn
TRY 49 bn
17%
31%
36%
10%
6%
33%
26%
27%
8%
6%
YE04
3Q05
140% y-t-d
Market share
TL Deposits
12%
FX Deposits
15%
Bonds in Custody
21%
Mutual Funds
14%
Repo
20%

- Total customer assets surged 27% y-t-d compared to 12% for the sector
- Akbank's market share for total customer assets constitutes 15% of the market versus 13% in YE04

Income statement - composition of interest income


Composition of interest income
TRY bn.
3.4
3.8
35%
5%
57%
4%
46%
5%
46%
3%
3Q04*
3Q05
Other
From securities
From FX Loans
From TL Loans

*At YE04 prices

- Growth in TL loans has had a dramatic impact on interest income

AKBANK

Net fees and commissions

Net Fees & Commissions (BRSA, TRY mn.)



55%
297
461
3Q04*
3Q05

*At YE04 prices

Fees and commissions revenue contribution



Money transfer fees
4%
Asset management fees
16%
Corporate loan related
14%
Consumer loan related
6%
12%
Other
21%
Credit cards commissions
27%
Merchant commissions

- Net fee and commission income growth is mainly due to the rapid growth in credit card and consumer loan related revenues
- We continue to implement and increase fees in all our product base

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
16
24
40
55
2002
2003
2004
3Q05


Net fees & commissions/operating income
6
7
17
19
2002
2003
2004
3Q05

- We are rapidly approaching our medium term fee to income target of 25%

Operating costs

Composition of operating costs (TRY mn.)



668
217
119
332
843
294
168
381
3Q04*
3Q05
Employee costs
Rent, repair & maintenance, amortisation
Other**

*At YE04 prices

** FX losses from securities (TRY 26.3mn for 3Q05) and SDIF premiums (TRY 30.8mn for 3Q05, 57.6mn for 3Q04) deducted from operating expenses
Other costs include sundry taxes and duties, marketing and advertisement, heating, lighting etc

- Growth in costs related to branch re-structuring and expansion added to strong growth in expenses

Efficiency ratios


Operating expense/average assets (%)
2.6
2.7
3Q04
3Q05


Cost/income (%)
33.9
34.3
3Q04
3Q05

- Restructuring of branches will largely be finalized at YE05
- Centralization together with the new technology infrastructure continue to allow us to keep operational costs subdued

Net interest margin



NIM (%)
8.7
8.3
7.1
6.8
3Q04
YE04
1H05
3Q05



NIM (after FX loss, loan provision)
7.1
6.7
6.7
6.5
3Q04*
YE04*
1H05
3Q05

* 3Q04 and YE04 figures are after monetary loss

Income statement summary



Income statement summary (3Q05, TRY million)
1,960
461
136
167
-257
-843
-492
1,132
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

- Asset switch to TL loans from TL securities continues to affect interest income positively
- A y-o-y increase of 55% in net commissions has had an important impact on profitability

Free capital comparison


Total Equity (BRSA, TRY mn.)
6,227
5,982
YE04
3Q05
AKBANK


Free Capital 1H05 (BRSA, TRY mn.)
Akbank
İş
Garanti
YKB
8,500
7,000
5,500
4,000
2,500
1,000
-500
4,370
1,321
583
-345
Free Capital
Equity Participations
Fixed Assets

- Buy-back of founders' shares has reduced equity
- Akbank will continue to optimize its capital structure through its dividend policy of 30% min. - 50% max. cash dividend payment
- Akbank's strong free capital is a major cushion against the effects of any market volatility

Balance sheet highlights

BRSA (TRY mn.)	3Q05	2004	Shares (%) 3Q05	Shares (%) 2004	Change Y-t-d (%)
TOTAL ASSETS	48,636	34,913			39
Cash and Due from Banks	2,488	1,995	5	6	25
Securities	21,334	15,238	44	44	40
Loans	19,464	12,939	40	37	50
TOTAL LIABILITIES	42,654	28,686			49
Deposits	30,760	19,918	63	57	54
Funds Borrowed	6,876	4,845	14	14	42
TOTAL EQUITY	5,982	6,227	12	18	-4

Income statement highlights

BRSA (TRY mn.)	3Q05	3Q04*	Change (%)
Interest Income	3,801	3,369	13
Interest Expense	(1,840)	(1,404)	31
Net Interest Income	1,960	1,965	0
FX Gain (Loss), Net	9	(100)	-
Provision for Loan Losses	(223)	(94)	137
Net Interest Income after FX, Income/Loss & NPL Prov.	1,746	1,771	-1
Fees and Commissions (Net)	461	297	55
Profit on Trading Securities (Net)	127	265	-52
Operating Profit	2,735	2,544	8
Operating Expenses	(843)	(668)	26
Monetary Loss	-	(423)	-
Income Before Tax	1,624	1,313	24
Tax	(492)	(392)	26
Net Income	1,132	920	23

** Amounts are expressed in terms of the purchasing power of TL at 31 December 2004*

Balance sheet highlights in USD

BRSA (USD mn.*)	3Q05	2004	Shares (%) 3Q05	Shares (%) 2004
TOTAL ASSETS	35,501	25,490		
Cash and Due from Banks	1,816	1,456	5	6
Securities	15,572	11,125	44	44
Loans	14,207	9,447	40	37
TOTAL LIABILITIES	31,135	20,943		
Deposits	22,453	14,542	63	57
Funds Borrowed	5,019	3,537	14	14
TOTAL EQUITY	4,366	4,547	12	18

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

BRSA (USD mn.*)	3Q05	3Q04
Interest Income	2,774	2,141
Interest Expense	(1,343)	(894)
Net Interest Income	1,431	1,247
FX Gain (Loss), Net	6	(63)
Provision for Loan Losses	(163)	(59)
Net Interest Income after FX, Income/Loss & NPL Prov.	1,274	1,125
Fees and Commissions (Net)	336	189
Profit on Trading Securities (Net)	93	168
Operating Profit	1,996	1,616
Operating Expenses	(615)	(424)
Monetary Loss	-	(268)
Income Before Tax	1,186	834
Tax	(359)	(249)
Net Income	827	585

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.

	2002	Pay	2003	Pay	2004	Pay	Haz'05	Pay	Tem'05	Pay	ARTIŞLAR Tem.'05-2002	ARTIŞLAR Haz.'05-2002
Tarım	7,458	35%	7,165	34%	7,400	34%	7,494	33%	7,690	33%	3.1%	0.5%
Sanayi	3,954	19%	3,846	18%	3,988	18%	4,248	18%	4,291	18%	8.5%	7.4%
İnşaat	958	4%	965	5%	1,029	5%	1,303	6%	1,322	6%	38.0%	36.0%
Hizmetler	8,984	42%	9,170	43%	9,374	43%	10,012	43%	9,923	43%	10.5%	11.4%
TOPLAM	**21,354**	100%	**21,146**	100%	**21,791**	100%	**23,057**	100%	**23,226**	100%	8.8%	8.0%